SCHEDULE 13D/A

CUSIP No: 644465106

TRANSACTIONS IN THE SHARES BY THE REPORTING PERSON DURING THE PAST 60 DAYS

Date of Transaction	Shares Purchased(Sold)	Price per Share
4/1/2013	1,407	16.84
4/2/2013	1,293	17.03
5/13/2013	(899)	17.80
5/14/2013	(4,700)	17.87
6/4/213	(4,083)	17.71

* Tender Offer